KERRY

RECEIVED

2007 SEP 14 A 3:13

OFFICE OF INT'L CORPORATE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

[redacted]

07026665

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

5th September, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relations,
KERRY GROUP PLC.

dlw 9/19

This announcement replaces the Kerry Group plc Director/PDMR Shareholding announcement released today – 5 September 2007 – at 7am under RNS number 3014D.

Box 13 of Schedule 11 dated 5 September 07 should have read €8 rather than €19.

The full correct schedule follows.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Kerry Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (ii)
3	Name of person discharging managerial responsibilities/director Hugh Friel	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Hugh Friel	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares A Ordinary shares of 12.5 cent
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction Exercise of shares options

	Hugh Friel		
9	Number of shares, debentures or financial instruments relating to shares acquired 200,000	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.115%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €8.00	14	Date and place of transaction 4th September 2007 Tralee, Co Kerry
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 550,000	16	Date issuer informed of transaction 4th September 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries Brian Durran + 353 66 718 2000

Name and signature of authorised officer of issuer responsible for making notification

____

Date of notification ____________________________

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

082 34842

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Press Announcement

Tuesday 4 September 2007

Interim Report
Half Year Ended 30 June 2007

Kerry, the global ingredients, flavours, and consumer foods group, reports interim results for the half year ended 30 June 2007 and appointment of Chief Executive Designate.

Financial Highlights

- Sales revenue of €2,332m
- Like-for-like revenue growth of 5.6%
- Trading margin increased from 7.2% to 7.4%
- Trading profit growth of 6.2% to €172m
- Adjusted earnings per share* up 7.1% to 58.8 cent
- Interim dividend per share up 10.9% to 6.1 cent
- *before intangible amortisation and non-trading items

Commenting on the results Kerry Group Chief Executive Hugh Friel said; " During the first half of 2007, Kerry delivered solid organic growth across all Group businesses and territories. Group food ingredients and consumer foods businesses generated 5.6% organic revenue growth and 20 basis points margin improvement. We have successfully managed continued input cost inflation through cost recovery and business efficiency programmes and expect a good outturn for the full year."

For further information please contact:

Frank Hayes
Director of Corporate Affairs — Tel no + 353 66 7182304
Fax no +353 66 7182972

Kerry Web Site — www.kerrygroup.com

Chairman's Statement
For the half year ended 30 June 2007

The Group performed strongly in the first half of 2007. Good organic growth and margin improvement was achieved in Kerry's food ingredients and consumer foods businesses. Building on the progress made in the second half of 2006, the Group continued to successfully manage the inflationary input cost environment through cost recovery and business efficiency programmes. Having divested non-core low margin activities prior to year-end 2006, all Group operating divisions and business regions achieved good profitable growth in the period under review. Successful technology development and new product roll outs contributed significantly to the achievement of strong top-line growth.

Results

In the first six months of 2007 total Group revenue amounted to €2,332m. This reflects like-for-like growth of 5.6% relative to the first half of 2006 when account is taken of acquisitions, business disposals and exchange rate effects due mainly to the weaker US dollar.

Group trading profit increased by 6.2% to €172.4m despite significant input cost increases, adverse currency rates and the impact of business disposals. Trading margins in the period advanced by 20 basis points to 7.4%. Group profit after taxation, finance charges and non trading items increased by 5% to €105.8m.

Adjusted earnings per share increased by 7.1% to 58.8 cent. The interim dividend of 6.1 cent per share reflects an increase of 10.9% over the 2006 interim dividend.

Business Reviews

Food Ingredients

The Group's food ingredients, flavours and bio-science businesses all performed robustly in the first six months of 2007. Total sales revenue increased by 4.1% to €1,611m reflecting like-for-like growth of 5.9% when adjusted for currency translation, acquisitions and business disposals impact. Trading profits in ingredients markets grew by 5.8% to €130m. The trading margin improved by 10 basis points to 8.1%. Against a background of energy driven input cost inflation, this performance was achieved through cost recovery programmes and the on-going successful development of Kerry's 'go-to-market' strategy. Good results have been achieved through this programme dedicated to the provision of industry leading customer service through innovative product solutions and applications developed across the Group's broad based science and technology platforms.

In American ingredients markets sales revenue in the period reported at €644m represents 6% like-for-like growth. Good progress was achieved in all market segments of the U.S. market. The speciality dairy and lipids sector has recovered from the challenging sectoral market conditions of 2005/2006. Building on Kerry's leading cheese and dairy flavour

technologies, good volume growth was achieved in frozen complete sauces. Trans-fat replacement also provided good growth opportunities. The demand for enhanced nutritional offerings continues to drive development in the ready-to-eat cereal and nutrition sector. Kerry achieved strong volume growth in the granola bar sector which is exhibiting double digit growth year-on-year. While progress continued through sweet inclusions in the bakery market, volumes were slightly lower in the ice-cream sector due to the impact of dairy raw material prices on sectoral growth. Kerry's savoury technologies performed well in the U.S. and Canadian markets in particular through meat seasonings in the red meat market and coating systems for poultry and seafood applications.

Kerry continues to achieve excellent progress in the foodservice sector across American markets through sweet and savoury applications. Beverage syrups and sweet inclusions again recorded good growth through coffee house and restaurant chains and successfully extended market development into Latin American and Central American markets. New product lines were successfully launched during the period in the Jet Smoothie, Jet Blended Beverage Base and Oregon Chai product ranges.

Strong volume growth was achieved through meat seasonings and savoury application in South American markets.

Kerry Bio-Science again grew satisfactorily in American markets in the first half of 2007 with strong growth in culinary, cell nutrition and excipient markets, and also continued development of dairy, meat and beverage ingredient applications. The increased trend towards all-natural labelled products and ingredients continues to provide good growth opportunities for Kerry Bio-Science technologies. In addition the progressive development of key customer accounts in Latin American markets is leading to strong double digit growth in the sub-region.

Despite unprecedented raw material cost inflation, Sheffield™ Pharma Excipients achieved strong first half growth through innovative anhydrous product launches and the commencement of a global sales and marketing agreement. In the pharma cell nutrition segment growth was in line with overall sectoral growth rates. Innovation through novel processes for protein hydrolysis has produced good results and patents have been submitted.

Mastertaste flavours, benefiting from growing demand for salt reduction and calorie reduction, recorded strong development through its taste modulation technologies in savoury and beverage applications in American markets. Manheimer Fragrances achieved excellent results in the first half of 2007, with significant new product launches through new and existing accounts in the home environmental and personal care sectors.

In European markets, sales revenue increased by 4% to €656m, reflecting like-for-like revenue growth of 3.6%. While cost recovery in European markets lagged other regions, nevertheless significant progress was achieved and the focus on cost saving programmes continues. Culinary applications again provided good growth for Kerry's sauces, purees, bouillons and broths. In the UK market sales increases in the chilled savoury sector proved satisfactory but the difficulties in the frozen sector continued to impact volume and margin growth. Supply chain efficiencies assisted business development in Germany and Italy but market conditions in the French savoury sector proved challenging. Satisfactory market development was achieved in Eastern European markets. The foodservice sector throughout

European markets continued to provide good growth opportunities for Kerry's food and beverage ingredients.

In line with global dairy market developments, conditions in European markets in the first half of 2007 improved significantly relative to the difficult market situation in 2006. The increasing demand for dairy products and dairy ingredients globally coupled with a reduction/elimination of inventories has led to much improved returns to milk producers and a recovery in dairy processor margins. Kerry Dairy Ingredients has also continued to benefit from on-going development of milk proteins in the nutritional and functional food and beverage sectors.

Kerry recorded a good first half performance in the European fruit and sweet ingredients sector. Product innovation and supply chain efficiencies contributed to satisfactory improvement in fruit applications into the yoghurt and fruit smoothie sectors. Fruit and sweet ingredients also benefited from increased demand in Europe for enhanced nutritional offerings in the breakfast cereal and confectionery sectors.

In Europe, Kerry Bio-Science achieved good growth in beverage, bakery, dairy and confectionery markets. Additional capacity arising from the major investment programme at the Menstrie yeast production facility in Scotland facilitated good growth in the European beverage sector and in the U.S. cell nutrition sector. Excellent progress was achieved in the European bakery market as functional solutions offered through the Kerry Bio-Science portfolio, including enzymes, fermented ingredients and emulsifiers, are increasingly adopted in preference to competitor offerings. Functional ingredients also outperformed market growth rates in the confectionery sector as manufacturers strive to enhance product texture and consumer appeal. Similarly in the dairy sector, due to the increased focus on health and wellness, the Kerry Bio-Science range of Sherex™, Myvatex™ and Durafresh™ products achieved excellent results as manufacturers focus on production of added value products with enhanced taste, texture, shelf life and convenience attributes.

Mastertaste flavours made solid progress in Europe. Strong growth was achieved in UK chilled savoury markets in particular through core supplier accounts in the culinary sector. Strong gains were also achieved through major branded product launches in the Italian confectionery market. Mastertaste natural products division also continued to successfully advance its market positioning in the European beverage sector.

In Asia Pacific markets Group ingredients businesses continue to achieve excellent results in food and beverage applications. Sales revenue increased by 14.3% (like-for-like 14.6%) to €199m. Kerry's branded flavoured beverage offerings achieved steady growth throughout the region's fast growing consumer and foodservice markets. Progress in development of speciality nutritional products for 'growing diets', in particular for the Chinese market, again achieved double digit market growth rates. The rate of growth in regional savoury markets slowed – most notably in Australia.

Kerry Bio-Science also grew steadily in Asia Pacific markets, particularly in Japan, China and India, through its range of beverage, meat, dairy, bakery and confectionery technologies. The Esterol emulsifier facility in Malaysia continues to make excellent progress despite increased input cost pressures. Considerable growth was also achieved through Sheffield™ Pharma Excipients due to the expansion of regional pharmaceutical

manufacturing coupled with manufacturing shifts by major branded pharmaceutical companies into the region.

Kerry's Pinnacle bakery business unit achieved strong growth in Australia boosted by the successful introduction of speciality lifestyle bakery offerings for in-store, franchise bakery and foodservice outlets.

Consumer Foods

Kerry's consumer foods businesses performed strongly in a competitive UK and Irish market environment in the first half of 2007. Divisional revenue increased to €882m which reflects like-for-like growth of 4.5% relative to the same period of 2006. Trading profits increased by 6.6% to €56m assisted by the success of new product launches and investment in the division's brands – leading to a 30 basis points improvement in the operating margin to 6.3%. Significant progress was also made in maximising production and supply chain efficiencies in the face of a challenging input cost environment.

All Kerry Foods' brands continued to achieve satisfactory development and lead category growth. In Ireland Denny and Ballyfree again achieved excellent progress in premium sliced meats categories benefiting from successful new product development and marketing support. Denny sausage and bacon product ranges also performed satisfactorily. Freshways maintained double digit growth in the period through its range of premium convenience 'food to go' offerings. The Freshways sandwich range achieved strong market development at retail level and a range of Heat n'Eat baguettes and ciabattas was successfully launched in convenience and foodservice channels. Dawn health juice offerings and smoothies achieved wider market penetration and Kerry Spring recorded solid growth in flavoured and non-flavoured segments of the Irish market.

Kerry Foods continued to outperform market growth rates in the UK and Irish cheese and spreads business through its branded and private label offerings. Charleville cheese and the fast growing Low Low cheese offering continued to grow market share in the Republic of Ireland market whilst rebranding of the Coleraine brand in Northern Ireland achieved a strong market response. Cheestrings again achieved satisfactory growth in the UK cheese snacks sector whilst Ficello achieved strong double digit growth in France. Strong gains were also achieved in the foodservice and retail cheese slices markets. However margins in the cheese category were impacted by the spike in raw material pricing.

In the UK market Kerry Food's leading savoury sector brands all advanced market positioning. Richmond and Wall's continued to grow market shares in the chilled sausage sector as the frozen segment contracts. In the meat snacking sector Mattessons Fridge Raiders continues to drive category growth at encouraging levels.

The fresh ready meals market grew steadily during the first six months of 2007. Kerry Foods grew sales in line with market growth rates across all market segments. Its 'healthily balanced' innovative lines introduced in H2 2006 achieved good results as consumers seek the assurance of high quality, nutritional fresh ingredients.

In the frozen ready meals segment, while overall sales volume continued to decline year-on-year, the market has restored stability and Rye Valley Foods has consolidated its strong market positioning due to its lowest cost producer status.

Finance

The Group delivered free cash flow of €75m (H1 2006: €20m) in the first half having spent €39m on fixed assets, €64m on seasonally affected working capital, €35m on finance costs and €12m on tax.

In the first half of 2007, the Group used its share buy-back programme authorisation to purchase 10.8m shares at a total cost of €232m. Allowing for dividend and share buy-back cashflows of €230m, net debt at the end of the half year increased to €1,357m compared to €1,338m at the end of the first half of 2006. Net debt to EBITDA at 2.8 times was similar to the prior half year level. Finance costs were €38m, compared to €35m in the same period of 2006 (reflecting an increase in interest rates) with EBITDA to net interest covered 6.0 times (H1 2006 : 7.0 times).

Dividend

The Board has declared an interim dividend of 6.1 cent per share, an increase of 10.9% on the 2006 interim dividend of 5.5 cent per share. The interim dividend will be paid on 23 November 2007 to shareholders registered on the record date 19 October 2007.

Board and Management Changes

The Board announces that Mr Hugh Friel, who became Chief Executive of the Group in January 2002, will retire as Chief Executive and Director of the Group on 31 December 2007.

The Group is pleased to announce that Mr Stan McCarthy has been appointed Chief Executive Designate to succeed Mr Friel on his retirement.

Mr Stan McCarthy (age 49), who has been an Executive Director of the Group since 1999, is currently President and CEO Kerry Ingredients Americas. Mr McCarthy joined Kerry's Graduate Recruitment Programme in Ireland in 1976 and worked in Finance until his appointment as Financial Controller in the USA on establishment of Kerry's Representative Office in Chicago in 1984. Following the Group's acquisition of Beatreme in 1988 he was appointed Vice President of Materials Management and Purchasing. In 1991 he was appointed Vice President of Sales and Marketing and was named President of Kerry North America in 1996.

Prior to his appointment as Chief Executive of the Group in 2002, Mr Hugh Friel (age 63) served as Joint Deputy Managing Director of the Company since the formation of Kerry Group in 1986. He has been with the Kerry organisation since its foundation in 1972, overseeing its growth as Director of Finance.

Current Trading and Outlook

Building on the first half outcome, the Group expects a good performance throughout all businesses and geographic markets for the full year – notwithstanding the challenging input cost environment and currency headwinds. Driven by positive trends towards new product development favouring Kerry's broad base of food and beverage ingredients technologies and applications, and Kerry Foods' capability to meet consumer demand for quality, convenient healthy foods, the Group expects to achieve continued solid organic growth. Kerry will continue to seek acquisition opportunities which will enhance shareholder value.

Results for the half year ended 30 June 2007

Kerry Group plc
Consolidated Income Statement
for the half year ended 30 June 2007

	Notes	Half year ended 30 June 2007 Unaudited €'000	Half year ended 30 June 2006 Unaudited €'000	Year ended 31 Dec. 2006 Audited €'000
Revenue	*1*	**2,331,652**	2,265,336	4,645,920
Trading profit		**172,389**	162,249	383,688
Intangible asset amortisation		**(6,133)**	(5,433)	(12,093)
Non-trading items	*2*	**4,067**	3,223	(73,425)
Operating profit		**170,323**	160,039	298,170
Finance costs		**(37,827)**	(34,772)	(76,930)
Profit before taxation		**132,496**	125,267	221,240
Income taxes		**(26,693)**	(24,534)	(43,491)
Profit after taxation and attributable to equity shareholders		**105,803**	100,733	177,749
Earnings per ordinary share (cent)				
- basic	*3*	**57.6**	53.8	95.6
- fully diluted	*3*	**57.4**	53.6	95.2

Kerry Group plc
Consolidated Balance Sheet
as at 30 June 2007

	30 June 2007 Unaudited €'000	30 June 2006 Unaudited €'000	31 Dec. 2006 Audited €'000
Non-current assets			
Property, plant and equipment	996,901	1,061,266	1,010,343
Intangible assets	1,679,040	1,679,400	1,684,756
Financial asset investments	15,872	14,131	19,866
Other non-current assets	54,418	4,168	10,856
	2,746,231	2,758,965	2,725,821
Current assets			
Inventories	569,459	573,469	495,313
Trade and other receivables	663,017	623,276	597,073
Cash and cash equivalents	123,366	101,235	188,844
Financial assets	1,646	7,378	4,485
Assets classified as held for sale	2,696	-	2,696
	1,360,184	1,305,358	1,288,411
Total assets	4,106,415	4,064,323	4,014,232
Current liabilities			
Trade and other payables	921,021	886,117	836,550
Financial liabilities	49,525	205,185	27,261
Tax liabilities	61,380	50,501	51,909
Deferred income	2,224	4,226	2,726
	1,034,150	1,146,029	918,446
Non-current liabilities			
Financial liabilities	1,445,089	1,233,889	1,356,296
Retirement benefits obligation	148,048	178,561	180,269
Other non-current liabilities	91,046	103,767	87,368
Deferred tax liabilities	147,380	126,721	131,252
Deferred income	16,812	19,147	17,434
	1,848,375	1,662,085	1,772,619
Total liabilities	2,882,525	2,808,114	2,691,065
Net assets	1,223,890	1,256,209	1,323,167
Capital and reserves			
Share capital	21,790	23,419	23,445
Share premium account	387,603	381,022	383,341
Other reserves	11,348	(31,826)	(32,089)
Retained earnings – cancelled shares	(280,292)	-	-
– retained income	1,083,441	883,594	948,470
Shareholders' equity	1,223,890	1,256,209	1,323,167

Kerry Group plc
Consolidated Statement of Recognised Income and Expense
for the half year ended 30 June 2007

	Half year ended 30 June 2007 Unaudited €'000	Half year ended 30 June 2006 Unaudited €'000	Year ended 31 Dec. 2006 Audited €'000
Fair value movements on available-for-sale investments	(3,994)	1,689	7,424
Fair value movements on cash flow hedges	(4,206)	7,248	(2,608)
Exchange difference on translation of foreign operations	2,283	(15,258)	(13,389)
Actuarial gains on defined benefit pension schemes	65,024	64,640	61,924
Deferred tax on items taken directly to reserves	(12,712)	(12,987)	(12,251)
Net income recognised directly in equity	**46,395**	45,332	41,100
Transfers			
Cash flow hedges to profit or loss from equity	(2,143)	(564)	160
Profit for the period after taxation	105,803	100,733	177,749
Total recognised income and expense for the period attributable to equity shareholders	**150,055**	145,501	219,009

Kerry Group plc
Consolidated Reconciliation of Changes in Shareholders' Equity
for the half year ended 30 June 2007

	Notes	Half year ended 30 June 2007 Unaudited €'000	Half year ended 30 June 2006 Unaudited €'000	Year ended 31 Dec. 2006 Audited €'000
At beginning of period		1,323,167	1,177,684	1,177,684
Total recognised income and expense for the period		150,055	145,501	219,009
Dividends paid	*4*	(23,144)	(20,597)	(30,757)
Purchase of shares	*3*	(231,850)	(48,442)	(48,442)
Long term incentive plan expense		1,350	-	1,265
Shares issued during the period		4,312	2,063	4,408
At end of period		**1,223,890**	1,256,209	1,323,167

Kerry Group plc
Consolidated Cash Flow Statement
for the half year ended 30 June 2007

	Half year ended 30 June 2007 Unaudited €'000	Half year ended 30 June 2006 Unaudited €'000	Year ended 31 Dec. 2006 Audited €'000
Operating activities			
Trading profit	**172,389**	162,249	383,688
Adjustments for:			
Depreciation (net)	**52,597**	53,450	102,923
Change in working capital	**(65,460)**	(98,909)	(45,893)
Exchange translation adjustment	**669**	(615)	(484)
Cash generated from operations	**160,195**	116,175	440,234
Income taxes paid	**(11,729)**	(13,466)	(35,056)
Finance costs paid (net)	**(34,912)**	(35,015)	(76,581)
Net cash from operating activities	**113,554**	67,694	328,597
Investing activities			
Purchase of non-current assets	**(41,886)**	(56,450)	(103,066)
Proceeds from the sale of non-current assets	**2,995**	7,937	13,886
Capital grants received	**229**	974	1,687
Net expenditure on acquisitions and disposals of businesses	**(10,471)**	(86,435)	(95,712)
Payment of deferred payables	**(2,457)**	(1,253)	(2,781)
Expenditure on non-trading items	**(583)**	(3,457)	(30,903)
Consideration adjustment on previous acquisitions	**(70)**	-	(63)
Net cash used in investing activities	**(52,243)**	(138,684)	(216,952)
Financing activities			
Dividends paid	**(23,144)**	(20,597)	(30,757)
Purchase of shares	**(207,341)**	(4,314)	(48,442)
Issue of share capital	**4,312**	2,063	4,408
Net movement on bank borrowings	**113,207**	89,967	(4,958)
Decrease in bank overdrafts	**(13,237)**	(55,336)	(1,694)
Net cash (used in) / from financing activities	**(126,203)**	11,783	(81,443)
Net (decrease) / increase in cash and cash equivalents	**(64,892)**	(59,207)	30,202
Cash and cash equivalents at beginning of period	188,844	163,903	163,903
Exchange translation adjustment on cash and cash equivalents	(586)	(3,461)	(5,261)
Cash and cash equivalents at end of period	**123,366**	101,235	188,844

Reconciliation of Net Cash Flow to Movement in Net Debt
for the half year ended 30 June 2007

Net (decrease) / increase in cash and cash equivalents	**(64,892)**	(59,207)	30,202
Cash (inflow) / outflow from debt financing	**(99,970)**	(34,631)	6,652
Changes in net debt resulting from cash flows	**(164,862)**	(93,838)	36,854
Fair value movement on interest rate swaps	**(2,729)**	-	(5,998)
Exchange translation adjustment on net debt	**5,006**	31,642	50,146
Movement in net debt in the period	**(162,585)**	(62,196)	81,002
Net debt at beginning of period	(1,194,356)	(1,275,358)	(1,275,358)
Net debt at end of period	**(1,356,941)**	(1,337,554)	(1,194,356)

Kerry Group plc
Notes to the Interim Report
for the half year ended 30 June 2007

1. Analysis of results

	Half year ended 30 June 2007 Unaudited		Half year ended 30 June 2006 Unaudited		Year ended 31 Dec. 2006 Audited	
	Segment Revenue €'000	Segment Result €'000	Segment Revenue €'000	Segment Result €'000	Segment Revenue €'000	Segment Result €'000
By business segment:						
Ingredients	1,610,908	130,404	1,547,769	123,206	3,134,288	293,131
Consumer foods	882,242	55,537	874,768	52,075	1,818,733	117,528
Unallocated and Group eliminations	(161,498)	(13,552)	(157,201)	(13,032)	(307,101)	(26,971)
	2,331,652	172,389	2,265,336	162,249	4,645,920	383,688
Intangible asset amortisation		(6,133)		(5,433)		(12,093)
Non-trading items		4,067		3,223		(73,425)
Operating profit		170,323		160,039		298,170

	Segment Revenue €'000	Segment Revenue €'000	Segment Revenue €'000
By destination:			
Europe	1,488,288	1,455,739	3,007,511
Americas	644,386	635,480	1,275,879
Asia Pacific	198,978	174,117	362,530
	2,331,652	2,265,336	4,645,920

2. Non-trading items

Non-trading income in 2007 relates mainly to profit on sale of properties, plant and equipment offset partly by restructuring costs related to the continuation of the restructuring programme of manufacturing plants in Europe, Americas and Asia Pacific, which was announced in 2006.

Kerry Group plc
Notes to the Interim Report (continued)
for the half year ended 30 June 2007

3. Earnings per ordinary share

		Half year ended 30 June 2007 Unaudited		Half year ended 30 June 2006 Unaudited		Year ended 31 Dec. 2006 Audited	
	Notes	**EPS cent**	**€'000**	EPS cent	€'000	EPS cent	€'000
Basic earnings per share							
Profit after taxation and attributable to equity shareholders		**57.6**	**105,803**	53.8	100,733	95.6	177,749
Intangible asset amortisation		**3.4**	**6,133**	2.9	5,433	6.5	12,093
Non-trading items (net of related tax)	*2*	**(2.2)**	**(4,033)**	(1.8)	(3,342)	31.8	59,163
Adjusted earnings*		**58.8**	**107,903**	54.9	102,824	133.9	249,005
Diluted earnings per share							
Profit after taxation and attributable to equity shareholders		**57.4**	**105,803**	53.6	100,733	95.2	177,749
Adjusted earnings*		**58.5**	**107,903**	54.7	102,824	133.4	249,005

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of related tax).

	Number of Shares 30 June 2007 000's Unaudited	Number of Shares 30 June 2006 000's Unaudited	Number of Shares 31 Dec. 2006 000's Audited
Basic weighted average number of shares	**183,648**	187,271	185,949
Impact of executive share options outstanding	**713**	760	715
Diluted weighted average number of shares	**184,361**	188,031	186,664
Actual number of shares in issue	**174,321**	184,560	184,762

In the first half of 2007 the Company continued its share buy back programme, purchasing 10,841,400 A ordinary shares at a total cost of **€232 million.**

All purchases conducted under the programme were in accordance with the Company's general authority to repurchase securities as approved at the 2007 and 2006 Annual General Meeting of the Company and in accordance with the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority.

4. Dividends

	Half year ended 30 June 2007 Unaudited €'000	Half year ended 30 June 2006 Unaudited €'000	Year ended 31 Dec. 2006 Audited €'000
Amounts recognised as distributions to equity shareholders in the period:			
Final 2006 dividend of **12.50 cent** per A ordinary share paid 25 May 2007 (Final 2005 dividend: 11.00 cent per A ordinary share paid 26 May 2006)	**23,144**	20,597	20,597
Interim 2007 dividend of 6.10 cent per A ordinary share payable 23 November 2007 (Interim 2006 dividend: 5.50 cent per A ordinary share paid 24 November 2006)	**-**	-	10,160
	23,144	20,597	30,757

Since the end of the period, the Board has declared an interim dividend of 6.10 cent per share. The payment date for the interim dividend will be 23 November 2007 to shareholders registered on the record date 19 October 2007. These consolidated interim financial statements do not reflect this dividend payable

5. Retirement benefits

The Group's net defined benefit pension schemes' deficit which has been recognised in the Consolidated Balance Sheet, was as follows:

	30 June 2007 Unaudited €'000	30 June 2006 Unaudited €'000	31 Dec. 2006 Audited €'000
Net deficit in plans before deferred tax at end of period	**(101,933)**	(178,561)	(180,269)
Net related deferred tax asset	**42,764**	57,386	58,122
Net deficit in plans after deferred tax at end of period	**(59,169)**	(121,175)	(122,147)

6. Events after the balance sheet date

Other than the approval of the interim dividend (see note 4 above) there have been no significant events, outside the ordinary course of business, affecting the Group since 30 June 2007.

7. Accounting policies and general information

These unaudited consolidated interim financial statements for the half year ended 30 June 2007 have been prepared in accordance with the accounting policies detailed in the 2006 Annual Report.

These financial statements are not full financial statements and except where indicated are unaudited. Full consolidated financial statements to 31 December 2006 which received an unqualified audit report, have been filed with the Registrar of Companies.

END